INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 28, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of AAM/Bahl & Gaynor Income Growth Fund, AAM/HIMCO Short Duration Fund, AAM/Insight Select Income Fund and AAM/Phocas Real Estate Fund (each, a “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Bernie Nolan of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 15, 2022, on the Registrant’s Preliminary Proxy Statement filed on November 7, 2022. Responses to all of the comments are included below and, as appropriate, will be reflected in the Definitive Proxy Statement that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

Information Regarding AAM and the Current Investment Advisory Agreement with AAM

1.	With regard to the entities that own over 25% of AAM Holdings, please identify them by name and specify the ownership percentages. In addition, please describe the roles through which Scott Colyer and Lisa Colyer exercise control (please see Instruction 1 to Item 22(c)(3) and Item 22(c)(5) of Schedule 14A).

Response: The Registrant has made the following revisions:

AAM, located at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, is currently the investment advisor to the Funds. Founded in 1979, AAM is an SEC-registered investment advisor. As of June 30, 2022, AAM’s total assets under management were approximately $3.6 billion. AAM is a wholly-owned subsidiary of AAM Holdings, located at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132. S&LC Family LLC owns approximately 77% of the issued and outstanding voting securities of AAM Holdings. S&LC Family LLC is controlled by its co-managers, Scott Colyer (Chief Executive Officer and Chairman of the Board of AAM) and Lisa Colyer (Executive Vice President and a director of AAM).

Registrant notes that neither Scott Colyer nor Lisa Colyer are officers or directors of the Funds.

2.	The staff noted that the Registrant has incorporated by reference the discussion of the Board’s basis for the most recent approval of the advisory and sub-advisory agreements. As Item 22 of Schedule 14A does not allow for the incorporation by reference, please revise accordingly. In addition, please provide similar current disclosure regarding the Board’s basis for the approval of the sub-advisory agreements (please see Item 22(c)(1)(v) and Note D of Schedule 14A).

Response: The Registrant has enhanced the disclosure under the “Board Consideration” sections of the proxy statement to specify that the section describes not only the basis for the approval of the new agreements, but also a basis for the approval of the current agreements.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary

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